Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Kingsoft Cloud Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of Kingsoft Cloud Holdings Limited.

Kingsoft Cloud Holdings Limited

金 山 雲 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE
SHARES AND/OR ADSs AND (II) SELL AND/OR
TRANSFER TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

(5) PROPOSED CONNECTED TRANSACTION INVOLVING
SUBSCRIPTION OF SHARES UNDER SPECIFIC MANDATE;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 7 to 20 of this circular.

A notice convening the AGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 9, 2025 at 10:00 a.m., Hong Kong time are set out on pages 48 to 54 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.ksyun.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADS s) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 7, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Hong Kong, May 9, 2025

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		7

1.	INTRODUCTION	8
2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS	8
3.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES	9
4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs	10
5.	PROPOSED RE-APPOINTMENT OF AUDITOR	11
6.	PROPOSED CONNECTED TRANSACTION INVOLVING SUBSCRIPTION OF SHARES UNDER SPECIFIC MANDATE	11
7.	THE AGM AND PROXY ARRANGEMENT	17
8.	RECOMMENDATIONS	19
9.	FURTHER INFORMATION	20
10.	MISCELLANEOUS	20

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2013 Share Award Scheme”	the share award scheme of the Company adopted on February 27, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 2. 2013 Share Award Scheme” in Appendix IV of the Listing Document

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 3. 2021 Share Incentive Plan” in Appendix IV of the Listing Document

“ADS(s)”	American Depositary Shares, each representing 15 Shares

“ADS Offer Price”	US$11.27 per Firm ADS

“ADS Record Date”	May 9, 2025 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on June 9, 2025 at 10:00 a.m. (Hong Kong time) at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC to consider and, if thought fit, approve, among other things, the re-election of the retiring Directors, the Issuance and Resale Mandate, the Repurchase Mandate, the re-appointment of the auditor, and the Subscription

“Announcements”	the announcements of the Company dated April 16 and 17, 2025, in relation to, among others, the Offering, and the connected transaction involving subscription of Shares by Kingsoft Corporation under Specific Mandate

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

DEFINITIONS

“Business Day”	(i) in relation to the Nasdaq, as a day on which Nasdaq is open for trading, and (ii) in relation to the Hong Kong Stock Exchange, as a day on which the Hong Kong Stock Exchange is open for trading. Except for public holidays in the United States and Hong Kong (as the case may be)

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on Nasdaq in May 2020, and the ordinary Shares of which were listed on the main board of the Hong Kong Stock Exchange on December 30, 2022

“Concert Parties Group”	the group of persons that act in concert with the Subscriber Group for the purpose of the Code on Takeovers and Mergers and Share Buy-backs

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“continuing connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Creeper Limit”	an increase in (i) the aggregate percentage of voting rights of the Company held by the Subscriber Group, or (ii) the aggregate percentage of voting rights of the Company held by such Subscriber Group together with the Concert Parties Group, by not more than 2% from the lowest percentage holding of voting rights of the Company of such Subscriber Group or the Concert Parties Group (as the case may be) in the 12-month period ending on and inclusive of the completion date of the Subscription

“Depositary”	The Bank of New York Mellon, the depositary for the ADSs program

“Director(s)”	the director(s) of the Company

DEFINITIONS

“Firm ADSs”	the ADSs to be issued pursuant to the Underwriting Agreement

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent board committee of the Company, comprising all independent non-executive Directors, namely Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Subscription under Specific Mandate by Kingsoft Corporation

“Independent Shareholder(s)”	the Shareholders other than (i) the Subscriber and its associates (if any); (ii) those who have material interest in the Subscription or any other person who is required by the Hong Kong Listing Rules to abstain from voting on the resolutions approving the Subscription, the allotment and issuance of the Subscription Shares and other transactions contemplated under the Subscription Agreement

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 28 of this circular

DEFINITIONS

“Kingsoft Corporation”	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Hong Kong Stock Exchange (stock code: 3888), the controlling shareholder of the Company within the meaning of the Hong Kong Listing Rules

“Kingsoft Group”	Kingsoft Corporation and its subsidiaries

“Latest Practicable Date”	May 6, 2025, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Shares on the Main Board of the Hong Kong Stock Exchange on December 30, 2022

“Listing Committee”	the listing committee of the Hong Kong Stock Exchange for considering applications for listing and the granting of listing

“Listing Date”	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange

“Listing Document”	the listing document of the Company dated December 23, 2022 in connection with the Listing

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules

“Nasdaq”	the Nasdaq Global Select Market

“Offer Share Price”	HK$5.83 per Offer Share

“Offer Shares”	the ordinary Shares to be issued pursuant to the Underwriting Agreement

“Offering”	the offering of (i) Firm ADSs in the United States; and (ii) Offer Shares in Hong Kong, by the Company

DEFINITIONS

“Option”	the 30-day option granted to the Underwriters to purchase up to 2,775,000 additional ADSs issuable in connection with the Offering, which was exercised by the Underwriters in full on April 25, 2025. For more details, please refer to the announcement of the Company date April 25, 2025

“PRC” or “China”	the People’s Republic of China

“Relevant Shares”	the underlying Shares and the Offer Shares

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	restricted stock unit(s) of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

“Share Record Date”	May 9, 2025 (Hong Kong time)

“Shareholder(s)”	the shareholder(s) of the Company

“Specific Mandate”	the specific mandate to be sought from the Independent Shareholders at the AGM and to be granted to the Board for the allotment and issue of the Subscription Shares

“Subscriber”	Kingsoft Corporation

“Subscriber Group”	the Subscriber together with its subsidiaries, as applicable

“Subscription”	the subscription of the Subscription Shares by the Subscriber pursuant to the Subscription Agreement

“Subscription Agreement”	the subscription agreement entered into between the Company and the Subscriber dated April 16, 2025 in respect of the Subscription

“Subscription Price”	equivalent to the Offer Share Price, which after pricing has been determined to be HK$5.83 per Offer Share

DEFINITIONS

“Subscription Shares”	the ordinary Shares to be subscribed by the Subscriber

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“treasury shares”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Underwriters”	Morgan Stanley Asia Limited, Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank AG, Hong Kong Branch, The Hongkong and Shanghai Banking Corporation Limited, and Merrill Lynch (Asia Pacific) Limited

“Underwriting Agreement”	the underwriting agreement dated April 16, 2025 (Hong Kong time) entered into between the Company and the Underwriters in relation to the Offering

“Xiaomi Corporation”	Xiaomi Corporation, a company with limited liability incorporated in the Cayman Islands on January 5, 2010, with its class B ordinary shares listed on the Hong Kong Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)), a substantial shareholder of the Company within the meaning of the Hong Kong Listing Rules

“Xiaomi Group”	Xiaomi Corporation, its subsidiaries and consolidated affiliated entities

“%”	per cent

LETTER FROM THE BOARD

Kingsoft Cloud Holdings Limited

金 山 雲 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

Chairman and Non-executive Director:	Registered Office:
Mr. Lei Jun	Cricket Square, Hutchins Drive
P.O. Box 2681
Executive Directors:	Grand Cayman KY1-1111
Mr. Zou Tao (Vice Chairman)	Cayman Islands
Mr. He Haijian
Headquarter and Principal Place of Business in China:
Non-executive Director:	Building D, Xiaomi Science
Mr. Feng Honghua	and Technology Park
No. 33 Xierqi Middle Road
Independent Non-executive Directors:	Haidian District
Mr. Yu Mingto	Beijing, 100085
Mr. Wang Hang	PRC
Ms. Qu Jingyuan
Principal Place of Business in Hong Kong:
Room 1928, 19/F
Lee Garden One
33 Hysan Avenue
Causeway Bay, Hong Kong

May 9, 2025

To the Shareholders

Dear Sir/Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE
SHARES AND/OR ADSs AND (II) SELL AND/OR
TRANSFER TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

(5)  PROPOSED CONNECTED TRANSACTION INVOLVING
SUBSCRIPTION OF SHARES UNDER SPECIFIC MANDATE;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 9, 2025. The AGM will commence at 10:00 a.m., Hong Kong time.

Reference is made to the Announcements dated April 16 and 17, 2025. As disclosed in the Announcements, on April 16, 2025, the Company and the Subscriber entered into the Subscription Agreement, pursuant to which the Subscriber has conditionally agreed to subscribe for, and the Company has conditionally agreed to allot and issue, the 69,375,000 new Shares (with the aggregate nominal value of US$69,375) at the Subscription Price of HK$5.83 for each Subscription Share.

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed re-election of the retiring Directors;

(b)	the proposed grant of a general mandate to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(d)	the proposed re-appointment of auditor; and

(e)	detailed information regarding the Subscription of Shares under Specific Mandate by Kingsoft Corporation, the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Subscription, and the letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders in respect of the Subscription.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to CG Code B.2.2, Mr. Lei Jun, Mr. Zou Tao, Mr. Yu Mingto and Mr. Wang Hang shall each hold office until immediately prior to the conclusion of the AGM and, being eligible, and will offer themselves for re-election at the AGM. Each of Mr. Yu Mingto and Mr. Wang Hang, the retiring independent non-executive Directors, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Directors, and is satisfied with all the retiring Directors’ business experience, knowledge and professionalism.

When considering the retiring independent non-executive Directors, the Nomination Committee and the Board considered that the retiring independent non-executive Directors are independent in accordance with the independence guidelines set out in the Hong Kong Listing Rules, and the Nomination Committee and the Board are of the view that Mr. Yu Mingto’s expertise in accounting and financial management, Mr. Wang Hang’s extensive working experiences in private equity industry and banking industry, and their skills in corporate governance will bring valuable insights to the Board for its efficiency and effective functioning and contribute to the diversity of the Board.

The Nomination Committee and the Board therefore recommend the re-election of all the retiring Directors including the aforesaid independent non-executive Directors who are due to retire at the AGM.

Details of the retiring Directors are set out in Appendix I to this circular.

3.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES

At the annual general meeting of the Company held on June 28, 2024, the Directors were given a general mandate to allot, issue and deal with Shares and/or ADSs, including the sale and transfer of treasury shares. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, and/or sale and/or transfer of treasury shares (if any), an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to (i) allot, issue or deal with additional Shares and/or ADSs and (ii) sell and/or transfer Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,124,409,801 Shares. Subject to the passing of the ordinary resolution no. 8 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue, and/or transfer out of treasury, a maximum of 824,881,960 Shares. The Directors wish to state that they have no immediate plans to issue any new Shares and/or ADSs, or sell and/or transfer any treasury shares pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution no. 10, the number of Shares and/or ADSs purchased by the Company (if any) under ordinary resolution no. 9 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution no. 8 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares, if any) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate (as defined below).

The Issuance and Resale Mandate will expire upon the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

At the annual general meeting of the Company held on June 28, 2024, the Directors were given a general mandate to repurchase Shares and/or ADSs. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,124,409,801 Shares. Subject to the passing of the ordinary resolution no. 9 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 412,440,980 Shares. The Directors wish to state that they have no immediate plans to repurchase any Shares and/or ADSs pursuant to the Repurchase Mandate.

LETTER FROM THE BOARD

An explanatory statement required by the Hong Kong Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

The Repurchase Mandate will expire upon the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in a general meeting.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposed to re-appoint Ernst & Young as the independent auditor of the Company for the year ending December 31, 2025 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Audit Committee to fix the auditor’s remuneration for the year ending December 31, 2025. Ernst & Young have indicated their willingness to be re-appointed as auditor of the Company for the said period.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	PROPOSED CONNECTED TRANSACTION INVOLVING SUBSCRIPTION OF SHARES UNDER SPECIFIC MANDATE

References are made to the Announcements. As disclosed in the Announcements, on April 16, 2025, (a) the Company and the Underwriters entered into the Underwriting Agreement in relation to the Offering, pursuant to which the Company agreed to issue and sell to the Underwriters an aggregate of (i) 17,300,000 Firm ADSs (representing 259,500,000 underlying Shares with the aggregate nominal value of US$259,500) at US$11.27 per Firm ADS, subject to the Option; and (ii) 18,000,000 Offer Shares with the aggregate nominal value of US$18,000 at HK$5.83 per Offer Share; and (b) the Company and the Subscriber entered into the Subscription Agreement, pursuant to which Subscriber has conditionally agreed to subscribe for, and the Company has conditionally agreed to allot and issue, the Subscription Shares at the Subscription Price of HK$5.83 for each Subscription Share. On April 25, 2025 (Hong Kong Time), the Underwriters have exercised the Option in full to purchase an additional 2,775,000 ADSs at the ADS Offer Price of US$11.27 per ADS.

LETTER FROM THE BOARD

A.	The Subscription Agreement

(a)	Parties

(1)	the Company; and

(2)	the Subscriber

(b)	Number of Subscription Shares

A total of 69,375,000 new Shares (with the aggregate nominal value of US$69,375) to be issued to the Subscriber, representing in aggregate (i) approximately 1.68% of the existing issued share capital of the Company as of the Latest Practicable Date, and (ii) approximately 1.65% of the issued share capital as enlarged by the Subscription, assuming that there is no other change in the issued share capital of the Company from Latest Practicable Date up to the completion of the Subscription.

An application will be made by the Company to the Listing Committee for the listing of, and the permission to deal in, the Subscription Shares.

(c)	Subscription Price

The Subscription Price per Subscription Share is equivalent to the Offer Share Price of HK$5.83 per Offer Share, which is also the net Subscription Price per Subscription Share (without taking into account estimated Offering expenses payable by the Company), as there are no underwriters’ discounts with respect to the Subscription, representing:

(i)	a discount (calculated based on the Share-to-ADS Ratio) of approximately 14.62% to the closing price per ADS of US$13.20 as quoted on Nasdaq on April 15, 2025 (U.S. Eastern time), being the last trading day immediately prior to the date of the Underwriting Agreement and the pricing date;

(ii)	a discount of approximately 8.76% to the closing price per Ordinary Share of HK$6.39 as quoted on the Hong Kong Stock Exchange on April 16, 2025 (Hong Kong time), being the last trading day immediately prior to the date of the Underwriting Agreement and the pricing date; and

(iii)	a discount of approximately 16.83% to the average closing price per Ordinary Share of approximately HK$7.01 as quoted on the Hong Kong Stock Exchange for the last five consecutive trading days immediately prior to April 16, 2025 (Hong Kong time).

The aggregate consideration of the Subscription Shares is HK$404,456,250.

LETTER FROM THE BOARD

Basis of the Subscription Price

The Subscription Price, which is equivalent to the Offer Share Price as determined between the Company and Underwriters, was determined on an arm’s length basis between the Company and the Subscriber, taking into account the market condition and the prevailing market prices of the ADSs and the ordinary Shares respectively, and that the Subscription and the Offering are launched simultaneously.

The Directors (excluding the Directors who shall abstain from voting on the relevant resolutions, and the independent non-executive Directors whose views are given in the section headed “Letter from the Independent Board Committee” of this circular after taking into consideration the advice from Gram Capital) consider that the Subscription Price and the terms of the Subscription are fair and reasonable under the current market conditions, on commercial terms and are in the best interests of the Company and the Shareholders as a whole.

(d)	Ranking of the Subscription Shares

The Subscription Shares, when issued and allotted, will rank pari passu in all respects with the other Shares then in issue as at the date of completion of the Subscription (save in respect of any entitlements the record date for which falls on or before the date of completion of the Subscription).

(e)	Conditions of the Subscription

The closing of the Subscription is conditional upon, among other things, the satisfaction of, the following non-waivable conditions:

(i)	the Listing Committee granting approval (either unconditionally or subject only to conditions to which the Company does not reasonably object) for the listing of, and permission to deal in, the Subscription Shares;

(ii)	the passing by the Independent Shareholders of all necessary resolutions at the AGM in compliance with applicable laws and the Hong Kong Listing Rules to approve the grant of the specific mandate to allot and issue the Subscription Shares and the transactions contemplated under the Subscription Agreement;

(iii)	the completion of the Offering having taken place; and

(iv)	the subscription of the Subscription Shares will not cause the Subscriber Group to breach the Creeper Limit.

LETTER FROM THE BOARD

In the event that the conditions are not fulfilled or waived (to the extent waivable) on or before the long stop date (i.e., December 31, 2025), the Subscription Agreement shall terminate and the obligations of the parties shall immediately cease and be null and void and none of the parties shall have any right against or liability towards the other party arising out of or in connection with such Subscription Agreement.

As of the Latest Practicable Date, the above conditions (iii) and (iv) had been satisfied.

(f)	Closing of the Subscription

Closing of the Subscription shall take place within 5 Business Days (or such other time and/or date as the Company and the Subscriber may agree in writing) immediately following the fulfilment of the conditions of the Subscription.

Since completion of the Subscription is subject to the satisfaction of the conditions set out in the Subscription Agreement (including the completion of the Offering), the Subscription may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares or other securities of the Company.

B.	Reasons for and Benefits of the Subscription

The Subscription is being undertaken to further enlarge the capital base of the Company. The Subscription is also an appropriate window for the Subscriber, who is the controlling shareholder of the Company already, to subscribe for further shares to demonstrate its increasing confidence in the Company’s long-term business development and prospects. The development of the Company will in turn help strengthen its capability to provide high-quality cloud services to support Kingsoft Corporation, including but not limited to its WPS AI, gaming and other business.

The Directors (excluding the Directors who shall abstain from voting on the relevant resolutions and the independent non-executive Directors whose views are given in the section headed “Letter from the Independent Board Committee” of this circular after taking into consideration the advice from Gram Capital) also consider the terms of the Subscription Agreement to be fair and reasonable, in the interests of the Company and the Shareholders as a whole and that the Subscription Agreement are entered into upon normal commercial terms following arm’s length negotiations between the Company and the Subscriber. Considering the recent prevailing market conditions and market price of the Shares and the factors as set out above, the Directors therefore consider that the Subscription would be appropriate in order to replenish the Company’s cash resources for the above intended purposes, which would be important for the promotion of the Group’s long-term success.

LETTER FROM THE BOARD

C.	Information of The Parties

The Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022. The Group is a leading cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing our resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

The Subscriber

The Subscriber is Kingsoft Corporation, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 3888). Kingsoft Group is principally engaged in the design, research and development, and sales and marketing of the office software products and services of WPS Office; and research and development of games, and the provision of PC games and mobile games services.

D.	Implications Under the Hong Kong Listing Rules

As of the Latest Practicable Date, the Subscriber, namely Kingsoft Corporation, is the controlling shareholder of the Company, and therefore a connected person of the Company for the purpose of Chapter 14A of the Hong Kong Listing Rules. Accordingly, the Subscription by the Subscriber constitutes a connected transaction of the Company and is subject to the announcement, circular, Independent Shareholders’ approval and reporting requirements under Chapter 14A of the Hong Kong Listing Rules.

Mr. Lei Jun and Mr. Zou Tao are considered to have material interests by virtue of their respective directorships and shareholdings in the Subscriber. Accordingly, both Mr. Lei Jun and Mr. Zou Tao have abstained from voting on the relevant Board resolutions to approve the Subscription Agreement with the Subscriber and the transactions contemplated thereunder. Save as mentioned above, none of the other Directors is regarded as having a material interest in, and therefore none of them is required to abstain from voting on, the relevant Board resolutions for approving the Subscription Agreement with the Subscriber and the transactions contemplated thereunder.

LETTER FROM THE BOARD

E.	Effect on the Share Capital of the Company as a Result of (I) The Offering and (II) The Subscription

	Immediately after the completion of the Offering and the full exercise of Option[1], but before the completion of the Subscription		As at the Latest Practicable Date		Immediately after the completion of the Subscription[2]
	Share number	%	Share number	%	Share number	%
Directors
Mr. Zou Tao	2,000,000	0.05	2,000,000	0.05	2,000,000	0.05
Mr. He Haijian	1,644,893	0.04	1,644,893	0.04	1,644,893	0.04
Substantial shareholders (including controlling shareholder)
Kingsoft Corporation/ Subscriber (note 3)	1,423,246,584	34.51	1,423,246,584	34.51	1,492,621,584	35.59
Xiaomi Corporation	466,161,000	11.30	466,161,000	11.30	466,161,000	11.12
Public Shareholders
Placees	319,125,000	7.74	319,125,000	7.74	319,125,000	7.61
Other Public Shareholders	1,912,232,324	46.36	1,912,232,324	46.36	1,912,232,324	45.60

Total	4,124,409,801	100.00	4,124,409,801	100.00	4,193,784,801	100.00

Notes:

1.	“Option” refers to the 30-day option granted to the Underwriters to purchase up to 2,775,000 additional ADSs issuable in connection with the Offering, which has been fully exercised by the Underwriters on April 25, 2025. The closing of the full exercise of Option took place on April 28, 2025.

2.	The above assumes there is no change to the issued share capital of the Company from the date of completion of the exercise of the Option on April 28, 2025 up to the completion date of the Subscription, as the case may be, save for the allotment and issue of the Subscription Shares.

3.	Certain figures and percentage figures included in the above table have been subject to rounding adjustments.

F.	Use of Proceeds of the Subscription

The net proceeds of the Offering and the Option, after deduction of underwriters’ discounts and without taking into account estimated expenses payable by the Company, is approximately HK$1,785,614,306 (equivalent to approximately US$230,182,059). The gross proceeds, which is also the net proceeds of issuing the Subscription Shares, is expected to be HK$404,456,250 (equivalent to approximately US$52,138,120) (without taking into account estimated expenses payable by the Company).

LETTER FROM THE BOARD

The Company intends to utilize the estimated net proceeds of the Offering, Option and Subscription (the “Proceeds”) in the following manners: (i) 60% of the Proceeds for investments in upgrading and expanding infrastructure, (ii) 25% of the Proceeds for investments in technology and product development, and (iii) 15% of the Proceeds for general corporate and working capital purposes.

G.	Equity Fund Raising Activities of the Company in the Past 12 Months

The Company had not conducted any equity fund raising activities in the past 12 months immediately preceding the date of the Announcements.

Given the Subscription, on an aggregated basis with the Offering and the full exercise of the Option, will result in a theoretical dilution effect (as defined under Rule 7.27B of the Hong Kong Listing Rules) of approximately 1.56%, which is less than 25%, the Directors confirm that the theoretical dilution effect of the Subscription is in compliance with the requirements under Rule 7.27B of the Hong Kong Listing Rules.

H.	Independent Board Committee and Independent Financial Adviser

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to consider the terms of the Subscription Agreement, the Subscription and the transactions contemplated thereunder, and to advise the Independent Shareholders as to whether the aforesaid transactions are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Gram Capital has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

7.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 9, 2025. The AGM will commence at 10:00 a.m., Hong Kong time.

The notice of the AGM is set out on pages 48 to 54 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Hong Kong Listing Rules. The notice is also available for viewing on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (http://ir.ksyun.com).

LETTER FROM THE BOARD

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADSs) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 7, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Abstention from Voting

Any Shareholder with a material interest in the relevant connected transaction is required to abstain from voting on the resolution.

Kingsoft Corporation, as the counterparty of the Subscription Agreement, is considered to have a material interest in the transactions contemplated under the Subscription Agreement. Accordingly, Kingsoft Corporation and its associates (if any of them held Shares on or before the Share Record Date) shall abstain from voting on the resolution numbered 11 at the AGM, representing approximately 34.51% of the total issued Shares as at the Latest Practicable Date.

Pursuant to Rule 17.05A of the Hong Kong Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Hong Kong Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. Accordingly, the unvested Shares held by the share scheme trustee of the Company shall abstain from voting on all resolutions proposed at the AGM, representing approximately 2.37% of the total issued Shares as at the Latest Practicable Date.

To the best knowledge and belief of the Directors having made all reasonable enquiries, save for the aforesaid share scheme trustee, Kingsoft Corporation and its associates, no other Shareholder has any material interest in the proposed resolutions and is required to abstain from voting at the AGM.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. As at the Latest Practicable Date, there was no treasury share held by the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through Central Clearing and Settlement System shall not bear any voting rights at the Company’s general meeting(s).

LETTER FROM THE BOARD

Voting by Poll

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

8.	RECOMMENDATIONS

With respect to resolutions 1 to 10

The Board considers that the resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance and Resale Mandate, the proposed Repurchase Mandate and the proposed re-appointment of auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

With respect to resolution 11

Mr. Lei Jun and Mr. Zou Tao are considered to have material interests by virtue of their respective directorships and shareholdings in Kingsoft Corporation. Accordingly, both Mr. Lei Jun and Mr. Zou Tao have abstained from voting on the relevant Board resolution to approve the Subscription Agreement. Save as mentioned above, none of other Directors has a material interest in such transactions and is required to abstain from voting on the relevant resolutions at the Board meeting.

In respect of the Subscription, the Directors (including the members of the Independent Board Committee whose opinion is set forth in the “Letter from the Independent Board Committee” in this circular after considering the advice of Gram Capital but excluding Mr. Lei Jun and Mr. Zou Tao, who have a material interest in the Subscription and had abstained from voting on the relevant resolutions to approve the Subscription Agreement and the transactions contemplated thereunder) are of the view that although the entering into of the Subscription Agreement is not in the ordinary and usual course of business of the Group, the terms of the Subscription Agreement and the transactions contemplated thereunder are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

The Independent Board Committee (comprising all the independent non-executive Directors) has been formed to advise and provide recommendation to the Independent Shareholders on Subscription contemplated under the Subscription Agreement. Your attention is drawn to the letter of advice from the Independent Board Committee set out on page 31 in this circular.

LETTER FROM THE BOARD

Accordingly, the Directors (excluding Mr. Lei Jun and Mr. Zou Tao) recommend the Independent Shareholders to vote in favour of the relevant resolutions approving the Subscription Agreement and the transactions contemplated thereunder (including the grant of the Specific Mandate) at the AGM.

Given that completion of the Subscription is subject to conditions and the Subscription may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

10.	MISCELLANEOUS

The English text of this circular shall prevail over the Chinese text in case of discrepancy.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, details are provided below of Mr. Lei Jun (“Mr. Lei”), Mr. Zou Tao (“Mr. Zou”), Mr. Yu Mingto (“Mr. Yu”) and Mr. Wang Hang (“Mr. Wang”) as the retiring Directors being eligible and thereby offering themselves for re-election at the AGM.

(1)	MR. LEI JUN

Position and Experience

Mr. Lei Jun, aged 55, is the chairman of the Board and a non-executive Director.

Mr. Lei co-founded Xiaomi Corporation (HKEx: 1810) with other partners in 2010, and currently is an executive director, the chairman, the CEO and a member of the remuneration committee of Xiaomi Corporation. He joined Kingsoft Group in 1992 and has held various senior positions in Kingsoft Group, including the chairman of the board since July 2011, a non-executive director since August 2008, an executive director between July 1998 and August 2008, and the chief executive officer between 1998 and December 2007. Since December 2011, Mr. Lei has served as a director of Kingsoft Office (SSE STAR Market: 688111).

Mr. Lei graduated from Wuhan University (武漢大學) in July 1991 with a bachelor’s degree in Computer Science. He has been a member of the board of Wuhan University since November 2003.

Mr. Lei is also a famous angel investor in China.

Save as disclosed above, Mr. Lei has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

Length of Service

Pursuant to the director agreement entered into between the Company and Mr. Lei, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company following the Listing Date, whichever is earlier. Concurrent to the term of his director’s agreement, he is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

Save as disclosed in this circular, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Lei did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Lei has the majority voting power in Xiaomi Corporation and was deemed to be interested in 466,161,000 Shares held by Xiaomi Group under the SFO. Save as disclosed above, Mr. Lei was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s Emoluments

Mr. Lei does not receive any director’s fee, in his capacity as a Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Lei that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Lei that need to be brought to the attention of the Shareholders.

(2)	MR. ZOU TAO

Position and Experience

Mr. Zou Tao, aged 50, is the vice chairman of the Board, our executive Director and acting CEO. Mr. Zou joined Kingsoft Group in 1998. Mr. Zou was appointed as our Director in December 2016 and our acting CEO in August 2022. Mr. Zou has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group. Mr. Zou is a director of Seasun Holdings Limited, and chairman of Kingsoft Office (SSE STAR Market: 688111). Mr. Zou also served as a director of Xunlei Limited (Nasdaq: XNET) from December 2016 to April 2020 and a director of 21 Vianet Group, Inc. (Nasdaq: VNET) from December 2016 to December 2020, and a director of Cheetah Mobile Inc. (NYSE: CMCM) from December 2016 to June 2024. Mr. Zou served as the CEO of Seasun Holdings until January 2018.

Mr. Zou graduated from Nankai University (南開大學) in June 1997.

Save as disclosed above, Mr. Zou has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Length of Service

Pursuant to the director agreement entered into between the Company and Mr. Zou, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company following the Listing Date, whichever is earlier. Concurrent to the term of his director’s agreement, he is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zou did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zou is interested in 2,000,000 Shares. Save as disclosed above, Mr. Zou was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s Emoluments

Mr. Zou does not receive any director’s fees, in his capacity as a Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zou that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Zou that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

(3)	MR. YU MINGTO

Position and Experience

Mr. Yu Mingto, aged 62, is an independent non-executive Director since May 2020.

From August 2019 to June 2023, Mr. Yu served as the vice chairman of Egis Technology Inc. (6462. TWO), a capacitive and lens type fingerprint sensors service provider and a public company listed on Taiwan OTC Exchange. Prior to that, Mr. Yu served as the president at Kaiyu Consulting Inc. from July 2013 to September 2019, the chief financial officer at Xiaomi Corporation (HKEx: 1810) from October 2011 to November 2012 and at Mediatek Inc. (聯發科技) (2454. TW), a public company listed on the Taipei Stock Exchange, from 2001 to 2010. Mr. Yu has appropriate accounting and related financial management expertise as required under Rule 3.10(2) of the Hong Kong Listing Rules.

Mr. Yu received an MBA degree from the Wharton School, University of Pennsylvania in May 1995.

Save as disclosed above, Mr. Yu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

Length of Service

Pursuant to the director agreement entered into between the Company and Mr. Yu, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company following the Listing Date, whichever is earlier. Concurrent to the term of his director’s agreement, he is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yu did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Director’s Emoluments

Mr. Yu is entitled to receive an annual director’s fee of US$50,000 per annum, in his capacity as an independent non-executive Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yu that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Yu that need to be brought to the attention of the Shareholders.

(4)	MR. WANG HANG

Position and Experience

Mr. Wang Hang, aged 53, is an independent non-executive Director since May 7, 2020.

Mr. Wang is the founding partner of Hosen Capital (厚生投資), a Chinese private equity firm focusing on food and consumer sectors since he co-founded it in March 2010. Mr. Wang also serves as the vice chairman of the board of New Hope Group (新希望集團), a private enterprise group mainly engaged in modern agriculture and food industry, since 2012. Prior to that, he served as the chief operation officer of its finance department from 2001 to 2004 and its vice president from 2004 to 2012 since he joined New Hope Group in 2001. Mr. Wang also served as a director of New Hope Liuhe Co., Ltd. (新希望六和股份有限公司) (SZSE: 000876), a company listed on the Shenzhen Stock Exchange from November 2011 to April 2025. From July 2006 to October 2020, Mr. Wang first served as a non-executive director and then a supervisor of China Minsheng Banking Corp., Ltd. (中國民生銀行股份有限公司, the “Minsheng Bank”) (HKEx: 1988; SSE: 600016), a company listed on both the Hong Kong Stock Exchange and Shanghai Stock Exchange. Mr. Wang also serves as the vice chairman of the board of CMBC International Holdings Limited (民生商銀國際控股有限公司), a wholly- owned subsidiary of Minsheng Bank since March 2015.

Mr. Wang obtained his bachelor’s degree and master’s degree in economics from Peking University (北京大學) in July 1992 and July 1996, respectively.

Save as disclosed above, Mr. Wang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Length of Service

Pursuant to the director agreement entered into between the Company and Mr. Wang, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company following the Listing Date, whichever is earlier. Concurrent to the term of his director’s agreement, he is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Wang did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Wang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s Emoluments

Mr. Wang is entitled to receive an annual director’s fee of US$50,000 per annum, in his capacity as an independent non-executive Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Wang that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Wang that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share/ADS and/or earnings per Share/ADS. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, giving due regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and/or ADSs and they would only exercise the power to do so under circumstances where they consider that doing so would be in the best interests of the Company and the Shareholders as a whole.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,124,409,801 Shares. Subject to the passing of the ordinary resolution set out in item 9 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 4,124,409,801 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 412,440,980 Shares, representing 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES AND INTERIM MEASURES

There may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2024) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Shares or ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company are advised to pay attention to any announcement to be published by the Company in the future, including but without limitation, any relevant next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares of the Company deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	taking any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Kingsoft Corporation, which is a company listed on the Main Board (HKEx: 3888) was interested in 1,423,246,584 ordinary long position Shares, representing approximately 34.51% of the total issued share capital of the Company. Upon the completion of the Subscription, Kingsoft Corporation will be interested in 1,492,621,584 ordinary long position Shares, representing approximately 35.59% of the enlarged total issued share capital of the Company.

Assuming that (i) if the Subscription is not approved at the AGM, the total issued share capital of the Company (being 4,124,409,801 Shares) remains unchanged as at the date of the AGM and the shareholding of Kingsoft Corporation in the Company (being 1,423,246,584 Shares) remains unchanged immediately after the full exercise of the Repurchase Mandate, or (ii) if the Subscription is duly approved at the AGM, the total issued share capital of the Company (being 4,193,784,801 Shares) remains unchanged upon the completion of the Subscription and the shareholding of Kingsoft Corporation in the Company (being 1,492,621,584 Shares) remains unchanged immediately after the full exercise of the Repurchase Mandate, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the AGM, the shareholding interest of Kingsoft Corporation in the issued Shares would be increased to approximately 38.34% and 39.47% of the total issued share capital of the Company and the enlarged total issued share capital of the Company, respectively, with each of the shareholding increased by more than 2% compared with the lowest voting rights held by of Kingsoft Corporation in the previous 12-month period, which would, in each case, lead to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. Nevertheless, the Directors do not have any present intention to exercise the proposed Repurchase Mandate to such an extent as would give rise to such an obligation.

In addition, the Directors do not have any intention to exercise the proposed Repurchase Mandate to the effect that it will result in the public float to fall below 25% or such other minimum percentage prescribed by the Hong Kong Listing Rules from time to time.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Hong Kong Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2024
May	1.940	1.490
June	1.630	1.330
July	1.480	1.280
August	1.420	1.230
September	1.730	1.080
October	2.340	1.380
November	3.960	1.470
December	6.790	3.500
2025
January	6.490	4.480
February	11.400	6.200
March	9.900	7.100
April	7.830	5.540
May (up to and including the Latest Practicable Date)	8.180	7.280

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

No repurchase of Shares or ADSs has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

APPENDIX III	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the Subscription Agreement and the connected transaction contemplated thereunder.

Kingsoft Cloud Holdings Limited

金 山 雲 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

May 9, 2025

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION IN RELATION TO SUBSCRIPTION OF SHARES UNDER SPECIFIC MANDATE

We refer to the circular of the Company dated May 9, 2025 (the “Circular”), of which this letter form’s part. Unless the context otherwise requires, terms and expressions defined in the Circular shall have the same meanings herein.

We have been appointed by the Board as the members of the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the terms of the Subscription Agreement and the transactions contemplated thereunder are fair and reasonable so far as the Company and the Independent Shareholders are concerned, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Gram Capital has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard. We would like to draw your attention to the letter from the Board set out on pages 7 to 20 of the Circular which contains, among other things, information on the Subscription and the letter from Gram Capital set out on pages 32 to 44 of the Circular which contains its advice in respect of the Subscription Agreement and the transactions contemplated thereunder. Your attention is also drawn to the additional information set out in the Circular.

Having considered the terms of the Subscription Agreement and the situation of the Company, the interests of the Independent Shareholders and the advice of the Independent Financial Adviser, we consider that although the entering into of the Subscription Agreement with the Subscriber is not in the ordinary and usual course of business of the Group, (1) the terms of the Subscription Agreement and the transactions contemplated thereunder are fair and reasonable, (2) the Subscription is on normal commercial terms, and (3) the Subscription is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolutions approving the Subscription Agreement and the transactions contemplated thereunder (including the grant of the Specific Mandate) at the AGM.

Yours faithfully,
For and on behalf of the Independent Board Committee
Mr. Yu Mingto, Mr. Wang Hang, and Ms. Qu Jingyuan
Independent non-executive Directors

APPENDIX IV	LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Subscription for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong 9 May 2025

To: The independent board committee and the independent shareholders of Kingsoft Cloud Holdings Limited

Dear Sir/Madam,

CONNECTED TRANSACTION INVOLVING SUBSCRIPTION OF NEW SHARES UNDER SPECIFIC MANDATE

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Subscription, details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 9 May 2025 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 16 April 2025, the Company and the Underwriters entered into the Underwriting Agreement in relation to the Offering, pursuant to which the Company agreed to issue and sell to the Underwriters an aggregate of (i) 17,300,000 Firm ADSs (representing 259,500,000 Underlying Shares with the aggregate nominal value of US$259,500) at US$11.27 per Firm ADS; and (ii) 18,000,000 Offer Shares with the aggregate nominal value of US$18,000 at HK$5.83 per Offer Share (i.e. the Offering Share Price). The Company also granted to the Underwriters a 30-day option (i.e. the Option) to purchase up to 2,775,000 additional ADSs issuable in connection with the Offering (representing 41,625,000 Underlying Shares with the aggregate nominal value of US$41,625) at the ADS Offer Price.

On 16 April 2025 (the “Agreement Date”), the Company and the Subscriber entered into the Subscription Agreement, pursuant to which the Subscriber has conditionally agreed to subscribe for, and the Company has conditionally agreed to allot and issue, 69,375,000 Subscription Shares at the Subscription Price of HK$5.83 for each Subscription Share.

APPENDIX IV	LETTER FROM GRAM CAPITAL

The Closing for the Offering of (i) 17,300,000 Firm ADSs; and (ii) 18,000,000 Offer Shares took place on 17 April 2025 and 25 April 2025 respectively. Furthermore, the closing for full exercising the Option took place on 28 April 2025.

With reference to the Board Letter, the Subscription constitutes a connected transaction of the Company, and is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Independent Board Committee comprising Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Subscription are on normal commercial terms and are fair and reasonable; (ii) whether the Subscription is conducted in the ordinary and usual course of business of the Group and is in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolutions to approve the Subscription at the AGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

INDEPENDENCE

During the past two years immediately preceding the Latest Practicable Date, Gram Capital was engaged as the independent financial adviser to the then independent board committee and independent shareholders of the Company in relation to (i) continuing connected transactions regarding provision of loan facility by Kingsoft Corporation to the Company, details of which are set out in the Company’s circular dated 12 January 2024; and (ii) continuing connected transactions regarding provision of (a) cloud services by the Group to Kingsoft Group; (b) cloud services by the Group to Xiaomi Group; and (c) financing services by Xiaomi Group to the Group, details of which are set out in the Company’s circular dated 29 November 2024 (collectively, the “Past Engagements”).

Save for the Past Engagements, there was no other service provided by Gram Capital to the Company relating to any transaction of the Company during the past two years immediately preceding the Latest Practicable Date. Notwithstanding the Past Engagements, we were not aware of any relationships or interests between Gram Capital and the Company or any other parties during the past two years immediately preceding the Latest Practicable Date that could be reasonably regarded as a hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

Besides, apart from the advisory fee and expenses payable to us in connection with this engagement as the Independent Financial Adviser, there is no arrangement whereby we shall be entitled to receive any other fees or benefits from the Company.

Having considered that the Past Engagements were independent financial advisory engagement and that none of the circumstances as set out under Rule 13.84 of the Hong Kong Listing Rules existed as at the Latest Practicable Date, we are of the view that we are independent to act as the Independent Financial Adviser.

APPENDIX IV	LETTER FROM GRAM CAPITAL

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the Subscription. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement as contained therein or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, the Subscriber and each of their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Subscription. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of those information.

APPENDIX IV	LETTER FROM GRAM CAPITAL

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Subscription, we have taken into consideration the following principal factors and reasons:

1.	Information on the Group

With reference to the Board Letter, the Company was incorporated under the laws of the Cayman Islands on 3 January 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on 8 May 2020 and the Shares are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” on 30 December 2022. The Company is a leading cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

Set out below are the audited consolidated financial information of the Company for the two years ended 31 December 2024 as extracted from the Company’s annual report for the year ended 31 December 2024 (the “2024 Annual Report”):

	For the year ended	For the year ended	Change from
	31 December 2024	31 December 2023	FY2023 to
	(“FY2024”)	(“FY2023”)	FY2024
	RMB’000	RMB’000%
Total revenues	7,785,180	7,047,461	10.5
– Public cloud services	5,007,251	4,381,741	14.3
– Enterprise cloud services	2,777,777	2,663,993	4.3
– Others	152	1,727	(91.2)
Gross profit	1,340,926	850,169	57.7
Net loss	(1,979,042)	(2,183,647)	(9.4)

As illustrated in the above table, the Group recorded a year-on-year growth of approximately 10.5% in total revenues for FY2024 as compared to that for FY2023, which was mainly due to the strong demands from AI business, enterprise cloud projects increase, while partially offset by the Group’s proactive scale-down of content delivery network services, according to the 2024 Annual Report.

Driven by the Group’s optimization of revenue mix and effective cost controls, the Group recorded (i) a substantial increase of approximately 57.7% in gross profit; and (ii) an increase in overall gross profit margin (from approximately 12.1% in 2023 to approximately 17.2% in 2024).

APPENDIX IV	LETTER FROM GRAM CAPITAL

Along with the improvement in the Group’s gross profit, but offset by the increase in total operating expenses, the Group’s net loss for FY2024 decreased by approximately 9.4% as compared to that for FY2023.

With reference to the 2024 Annual Report, as at 31 December 2024, the Group’s total assets and total equity were approximately RMB17,592.7 million and approximately RMB5,505.3 million respectively.

2.	Information on the Subscriber

With reference to the Board Letter, the Subscriber, being the controlling shareholder of the Company, is a company continued in the Cayman Islands with limited liability, whose shares are listed on the Hong Kong Stock Exchange (stock code: 3888). The Subscriber is principally engaged in the design, research and development, and sales and marketing of the office software products and services of WPS Office; and research and development of games, and the provision of PC games and mobile games services.

As at the Latest Practicable Date, the Subscriber directly held 34.51% of the Shares, thus is a connected person of the Company.

3.	Reasons for and benefits of the Subscription and use of proceeds

With reference to the Board Letter, the Subscription is being undertaken to further enlarge the capital base of the Company. The Subscription is also an appropriate window for the Subscriber to subscribe for further shares to demonstrate its increasing confidence in the Company’s long-term business development and prospects. The Directors consider that the Subscription would be appropriate in order to replenish the Company’s cash resources for the intended purposes, which would be important for the promotion of the Group’s long-term success.

Given that the Subscriber is the controlling Shareholder of the Company as at the Latest Practicable Date, we concur with the Directors that the Subscriber’s participation in the Subscription demonstrates the confidence of the Company’s controlling Shareholder in the Company’s long-term business development and prospects.

Financing alternatives

The Directors consider the Subscription as an appropriate means to raise funds. It is a good opportunity to: (a) enhance the capital base of the Company; (b) enable the Company to maintain a sufficient cash position for the Group’s operation; and (c) provide the Company with the financial flexibility necessary for the Group’s continued business development and expansion.

APPENDIX IV	LETTER FROM GRAM CAPITAL

Upon our request, the Directors advised that they also considered other forms of fund raising methods for the Group, such as other equity financing (i.e. rights issue, or open offer) and debt financing (i.e. bank borrowings or issuance of debt), before the entering into of the Subscription Agreement and the Underwriting Agreement.

•	In respect of the debt financing, it would incur additional finance costs and increase the gearing level of the Group and may be subject to lengthy due diligence and negotiations with lenders.

•	In respect of the other equity financing, rights issue or open offer may incur additional costs, including but not limited to underwriting commission (i.e. usually a percentage to the aggregated subscription price of underwritten shares) and other professional fees as compared to the Subscription (e.g. additional cost for unaudited pro forma financial information on net tangible assets, indebtedness statement, comfort letter on working capital sufficiency of the Group to be prepared by reporting accountants or auditors of the Company).

•	In contrast, the Subscription would (i) allow the Group to raise the necessary fund without incurring additional expenses (e.g. possible underwriting commission and costs for reporting accountants or auditors of the Company, etc.); and (ii) demonstrate the confidence of the Company’s controlling Shareholder in the Company’s long-term business development and prospects.

Based on the above factors, we concur with the Directors that the Subscription is an appropriate fund raising method currently available to the Group.

Use of proceeds

The net proceeds from the Offering and additional ADSs (after deducting the underwriters’ discounts, without taking into account estimated offering expenses payable by the Company) and the Subscription will be approximately HK$1,785.6 million and HK$404.5 million respectively (i.e. total amount: approximately HK$2,190.1 million (the “Financing Proceeds”)).

The Company intends to use (i) 60% of the Financing Proceeds for investments in upgrading and expanding infrastructure; (ii) 25% of the Financing Proceeds for investments in technology and product development; and (iii) 15% of the Financing Proceeds for general corporate and working capital purposes.

As advised by the Directors, the Group’s technological capabilities and infrastructure are critical to its success. The Group’s ability to continue its growth is subject to a number of uncertainties, including IT infrastructure. The Group intends to continue to invest substantially in the foreseeable future in expanding its infrastructure, improving its technologies, and offering additional solutions and products, which is expected to cause the Group’s cost of revenues and research and development expenses to increase continuously in absolute amount.

APPENDIX IV	LETTER FROM GRAM CAPITAL

Furthermore, to support the Group’s business growth, the Group is continuously optimizing and expanding its infrastructure, and investing substantially in its research and development efforts. We also noted from the 2024 Annual Report that the Group’s distributed infrastructure is the foundation of its technology and the Group has been investing in its infrastructure to upgrade its computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. Furthermore, the Group builds its success based on technology and innovations.

We also searched for recent comparable subscription transactions (i.e. Comparable Transactions (as defined below)) conducted by listed companies on the Hong Kong Stock Exchange and noted that five out of six Comparable Transactions (as defined below) allocated certain portion of the net proceeds to replenish general working capital.

Based on the above, in particular that the Group’s technological capabilities and infrastructure are critical to its success, we concur with the Directors that the proposed use of the Financing Proceeds is justifiable.

Having considered (i) reasons for and benefits of the Subscription as mentioned above (in particular, the Subscription demonstrates the confidence of the Company’s controlling Shareholder in the Company’s long-term business development and prospects); (ii) that the Subscription is an appropriate fund raising method currently available to the Group; and (iii) that the proposed use of proceeds is justifiable, we are of the view that although the Subscription is not conducted in the ordinary and usual course of business of the Group, the Subscription is in the interest of the Company and the Shareholders as a whole.

4.	Principal terms of the Subscription

Set out below are the summarised terms of the Subscription, details of which are set out under the section headed “A. THE SUBSCRIPTION AGREEMENT” of the Board Letter.

Date:	16 April 2025

Parties:	(a)	the Company; and
	(b)	the Subscriber

Subscription Shares:

69,375,000 new Shares to be issued to the Subscriber, representing in aggregate (i) approximately 1.68% of the existing issued share capital of the Company as at the Latest Practicable Date, (ii) approximately 1.65% of the issued share capital of the Company as enlarged by the Subscription (assuming that there is no other change in the issued share capital of the Company from the Latest Practicable Date to the completion of the Subscription).

APPENDIX IV	LETTER FROM GRAM CAPITAL

Subscription Price:

With reference to the Board Letter, the Subscription Price is HK$5.83 per Subscription Share, representing:

(i)	a discount of approximately 24.29% to the closing price of HK$7.70 per Share as quoted on the Hong Kong Stock Exchange on the Latest Practicable Date;

(ii)	the Offering Share Price of HK$5.83 per Offer Share under the Offering, pursuant to which the Firm ADSs and Offer Shares have been placed to not fewer than six Placees (who and the ultimate beneficial owners of the whom are Independent Third Parties);

(iii)	a discount of approximately 8.76% to the closing price of HK$6.39 per Share as quoted on the Hong Kong Stock Exchange on the Agreement Date (the “Agreement Date Discount”);

(iv)	a discount of approximately 16.40% to the average closing price of approximately HK$6.97 per Share as quoted on the Hong Kong Stock Exchange for the last five consecutive trading days prior to and including the Agreement Date (the “5 Days Discount”);

(v)	a discount of approximately 14.63% to the average closing price of approximately HK$6.83 per Share as quoted on the Hong Kong Stock Exchange for the last ten (10) consecutive trading days prior to and including the Agreement Date (the “10 Days Discount”); and

(vi)	a premium of approximately 299.21% over the Company’s audited consolidated net asset value per Share as at 31 December 2024 of approximately HK$1.46 (calculated based on the Shareholders’ equity of approximately RMB5,168.0 million (or equivalent to approximately HK$5,557.2 million based on the exchange rate of HK$1:RMB0.92997, being central parity rate of RMB to HK$ as at the Agreement Date as announced by the People’s Bank of China) as at 31 December 2024 and 3,805,284,801 Shares in issue as at the Agreement Date).

With reference to the Board Letter, the Subscription Price was determined on an arm’s length basis between the Company and the Subscriber, taking into account the market condition and the prevailing market prices of the ADSs and the Ordinary Shares respectively, and that the Subscription and the Offering are launched simultaneously. The Directors consider that the Subscription Price and the terms of the Subscription are fair and reasonable under the current market conditions, on commercial terms and are in the best interests of the Company and the Shareholders as a whole.

APPENDIX IV	LETTER FROM GRAM CAPITAL

Analysis on the Subscription Price

In order to assess the fairness and reasonableness of the Subscription Price, we conducted the following analysis:

(a)	Share price performance

Set out below is a chart showing the movement of the closing prices of the Shares as quoted on the Hong Kong Stock Exchange during the period from 1 April 2024 up to and including the Agreement Date, being approximately one year prior to the Agreement Date, up to and including the Agreement Date (the “Share Review Period”), which is commonly adopted for analysis and the duration of such period (number of trading days) is sufficient for us to perform a thorough analysis on the historical closing price of Shares as quoted on the Hong Kong Stock Exchange. The comparison of the daily closing price of Shares and the Subscription Price is illustrated as follows:

Historical daily closing price per Share

Source: the Hong Kong Stock Exchange’s website

During the Share Review Period, the highest and lowest closing prices of Shares as quoted on the Hong Kong Stock Exchange were HK$11.22 per Share and HK$1.13 per Share recorded on 21 February 2025 and 9 September 2024 respectively, representing a very wide range.

Beginning from the commencement of Share Review Period, the closing price of Shares fluctuated below the level of HK$2.00 per Share from 2 April 2024 to 9 September 2024 and reached the lowest closing price of HK$1.13 per Share on 9 September 2024. Thereafter, the closing price of Shares was on an upward trend until it reached its peak of HK$11.22 on 21 February 2025. After the closing price of Shares reaching the peak, the closing price of Shares followed a general downward trend from 24 February 2025 to 3 April 2025. Due to the fact that the U.S. president’s order imposes responsive tariffs on 2 April 2025 (U.S. Eastern time), closing price of the Shares, in line with the movement of global stock market, nosedived on 7 April 2025.

APPENDIX IV	LETTER FROM GRAM CAPITAL

The Subscription Price of HK$5.83 per Share is within the wide range of Shares’ closing price during the Share Review Period and is higher than the closing prices of Shares for 198 trading days out of the total of 256 trading days during the Share Review Period.

(b)	Comparable Transactions

As part of our analysis, we identified subscription of new ordinary shares (A shares, H shares and/or domestic shares are not included) under specific mandate for cash consideration (excluding transactions involving restructuring and loan capitalisation) which (i) were not lapsed or terminated up to the Agreement Date; and (ii) were not subject to Takeovers Code implication, as announced by companies listed on the main board of Hong Kong Stock Exchange during the six-month period from 17 October 2024 up to and including the Agreement Date. We consider the aforesaid six-month review period to be reasonable as the comparable transactions announced during the six-month review period could illustrate recent market practices of subscription/issuance of new shares. We found 6 transactions (the “Comparable Transactions”) which met the said criteria and they are exhaustive. Shareholders should note that the businesses, operations and prospects of the Company are not the same as the subject companies of the Comparable Transactions.

Company name (Stock code)	Date of announcement	Premium/(discount) of
the subscription price to
the closing price per
share on the date of the
agreement (or last full
trading day if the
agreement is entered
into before morning
session or a non-trading
day) in relation to the
respective subscription
of new shares	Premium/(discount) of
the subscription price to
the average closing
price per share for the
five consecutive trading
days prior to and
including the date of the
agreement (or last full
trading day if the
agreement is entered
into before morning
session or a non-trading
day) in relation to the
respective subscription
of new shares	Premium/(discount) of
the subscription price to
the average closing
price per share for the
10 consecutive trading
days prior to and
including the date of
agreement (or last full
trading day if the
agreement is entered
into before morning
session or a non-trading
day) in relation to the
respective subscription
				of new shares
		(%)	(%)	(%)
China Resources Power Holdings Company Limited (836)	23 October 2024	(5.06)	(3.48)	(3.98)
DevGreat Group Limited (755)	3 December 2024	(13.33) (Note)	(17.72) (Note)	(21.21) (Note)

APPENDIX IV	LETTER FROM GRAM CAPITAL

Company name (Stock code)	Date of announcement	Premium/(discount) of
the subscription price to
the closing price per
share on the date of the
agreement (or last full
trading day if the
agreement is entered
into before morning
session or a non-trading
day) in relation to the
respective subscription
of new shares	Premium/(discount) of
the subscription price to
the average closing
price per share for the
five consecutive trading
days prior to and
including the date of the
agreement (or last full
trading day if the
agreement is entered
into before morning
session or a non-trading
day) in relation to the
respective subscription
of new shares	Premium/(discount) of
the subscription price to
the average closing
price per share for the
10 consecutive trading
days prior to and
including the date of
agreement (or last full
trading day if the
agreement is entered
into before morning
session or a non-trading
day) in relation to the
respective subscription
				of new shares
		(%)	(%)	(%)
MOG Digitech Holdings Limited (1942)	11 December 2024	(15.38)	(15.67)	(15.96)
China Silver Technology Holdings Limited (515)	7 March 2025	23.46	51.98	50.60
Acme International Holdings Limited (1870)	17 March 2025	(19.77)	(4.56)	(50.59)
ZO Future Group (2309)	11 April 2025	(19.83)	(17.70)	(20.07)

	Maximum	23.46	51.98	50.60
	Minimum	(19.83)	(17.72)	(50.59)
	Average	(8.32)	(1.19)	(10.20)
	Median	(14.36)	(10.12)	(18.01)

The Subscription		(8.76)	(16.40)	(14.63)

Note:	The subscription is conditional upon the fulfilment of certain conditions, among other things, share capital reorganisation becoming effective. Accordingly, the effect of aforesaid share capital reorganisation has been taken into account in calculating relevant discounts.

Source:	the Hong Kong Stock Exchange’s website

According to the above table, we noted the following:

•	The subscription prices of the Comparable Transactions ranged from a discount of approximately 19.83% to a premium of approximately 23.46%, with an average discount of approximately 8.32% and a median discount of approximately 14.36% to the respective closing prices of the shares on the date of agreement (or last full trading day if the agreement is entered into before morning session or a non-trading day) in relation to the respective subscription. The Agreement Date Discount falls within the aforesaid range, close to its the average and above median.

APPENDIX IV	LETTER FROM GRAM CAPITAL

•	The subscription prices of the Comparable Transactions ranged from a discount of approximately 17.72% to a premium of approximately 51.98% with an average discount of approximately 1.19% and a median discount of approximately 10.12% to the respective average closing prices of the shares for the five consecutive trading days prior to and including the date of agreement (or last full trading day if the agreement is entered into before morning session or a non-trading day) in relation to the respective subscription of new shares. The 5 Days Discount also falls within the aforesaid range, but below its average and median.

•	The subscription prices of the Comparable Transactions ranged from a discount of approximately 50.59% to a premium of approximately 50.60% with an average discount of approximately 10.20% and a median discount of approximately 18.01% to the respective average closing prices of the shares for the 10 consecutive trading days prior to and including date of agreement (or last full trading day if the agreement is entered into before morning session or a non-trading day) in relation to the respective subscription of new shares. The 10 Days Discount also falls within the aforesaid range, below its average but above its median.

Our conclusion on the Subscription Price

Having considered the following factors:

(i)	the Subscription Price represents the Offering Share Price under the Offering, pursuant to which the Firm ADSs and Offer Shares have been placed to not fewer than six Placees (who and the ultimate beneficial owners of the whom are Independent Third Parties);

(ii)	the Subscription Price is within the wide range of Shares’ closing price during the Share Review Period and is higher than the closing prices of Shares for 198 trading days out of the total of 256 trading days during the Share Review Period; and

(iii)	the Agreement Date Discount, 5 Days Discount and 10 Days Discount all fall within the respective range of the Comparable Transactions,

we consider that the Subscription Price is fair and reasonable.

Ranking of the Subscription Shares:

The Subscription Shares, when issued and allotted, will rank pari passu in all respects with the other Shares then in issue as at the date of completion of the Subscription (save in respect of any entitlements the record date for which falls on or before the date of completion of the Subscription).

APPENDIX IV	LETTER FROM GRAM CAPITAL

Closing of the Subscription:

Closing of the Subscription shall take place within 5 Business Days (or such other time and/or date as the Company and the Subscriber may agree in writing) immediately following the fulfilment of the conditions of the Subscription.

Our conclusion on terms of the Subscription:

Having reviewed and considered the terms of the Subscription Agreement in particular the key terms as listed above (including the Subscription Price being fair and reasonable; and no abnormal term observed), we are of the view that the terms of the Subscription are on normal commercial terms and are fair and reasonable.

5.	Possible dilution effect on the shareholding interests of the public Shareholders

With reference to the shareholding table in the section headed “E. EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF (I) THE OFFERING AND (II) THE SUBSCRIPTION” of the Board Letter, the shareholding interests held by the existing public Shareholders as at the Latest Practicable Date (i.e. 54.10%) would be diluted by 0.89 percentage points to 53.21% as a result of the Subscription (assuming no Shares movement between the Latest Practicable Date and the completion of the Subscription). In this regard, taking into account (i) the reasons for and benefits of the Subscription; and (ii) the terms of the Subscription being fair and reasonable, we are of the view that the said level of dilution to the shareholding interests of the existing public Shareholders as a result of the Subscription is justifiable.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Subscription are on normal commercial terms and are fair and reasonable; and (ii) although the Subscription is not conducted in the ordinary and usual course of business of the Group, the Subscription is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM to approve the Subscription and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited Graham Lam
Managing Director

Note:	Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has around 30 years of experience in investment banking industry.

APPENDIX V	GENERAL INFORMATION

I.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

II.	DIRECTORS’ INTERESTS OR SHORT POSITIONS IN EQUITY SECURITIES

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

						Approximate
				Number of		Percentage of
				Shares underlying		Shareholding of
				Outstanding		the Issued Share
		Number of		Options/RSUs		Capital of
Name	Nature of Interest	Shares Held(1)		Granted(1)		the Company(2)
Mr. Lei Jun(3)	Interest in controlled corporation	466,161,000	(L)	Nil		11.30%
Mr. Zou Tao(4)	Beneficial interest	2,000,000	(L)	Nil		0.05%
Mr. He Haijian	Beneficial interest	50,433	(L)	1,594,460	(5)(L)	0.04%

Notes:

(1)	The letter “L” denotes a long position in the Shares.

(2)	Calculated on basis of the total number of issued shares of the Company as of the Latest Practicable Date, being 4,124,409,801 Shares.

(3)	Mr. Lei Jun has the majority voting power in Xiaomi Corporation and is deemed to be interested in those Shares held by Xiaomi Corporation under the SFO. Mr. Lei Jun, the non-executive Director and Chairman, is also the director of Xiaomi Corporation and Kingsoft Corporation.

(4)	Mr. Zou Tao, the executive Director, is also the executive director of Kingsoft Corporation.

(5)	Represents the beneficial interest in 1,594,460 Shares underlying the outstanding RSUs granted to him under the 2013 Share Award Scheme.

APPENDIX V	GENERAL INFORMATION

Save as disclosed above, none of the Directors or chief executive of the Company and their associates, had interest or short positions in shares, underlying shares or debentures of the Company or its associated corporations as at the Latest Practicable Date.

III.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

Mr. Lei Jun is a renowned entrepreneur in China. As of the Latest Practicable Date, apart from his interests and directorships in the Company and Kingsoft Corporation, Mr. Lei Jun also holds directorships and equity interests in Xiaomi Corporation and its various subsidiaries, associate and affiliated companies. As Xiaomi Corporation and its relevant various subsidiaries, associate and affiliated companies mainly operate as separate businesses and have their own separate shareholder bases, Mr. Lei Jun has no current intention to inject any of these interests into the Company.

Mr. Lei Jun is also a founding partner of Shunwei Capital (“Shunwei”), which operates investment funds specializing in start-ups, early to mid-stage and growth capital investments in internet and technology industries. While Shunwei may acquire non-controlling interests in certain business that operate in cloud services sectors similar to those in which the Group operates, Shunwei is a pure financial investor, and generally has no management or shareholding control over its investee companies. We therefore do not believe that Shunwei competes in any material way with the Group. In addition to the minority investments held by Shunwei, as a renowned angel investor in China, Mr. Lei Jun also personally holds a number of minority interests in private companies in a variety of sectors, none of which, to the best of Mr. Lei Jun’s knowledge, materially compete with the Group.

Save as disclosed above, as of the Latest Practicable Date, none of the Directors (excluding the independent non-executive Directors) had interests in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the business of the Group pursuant to the Hong Kong Listing Rules.

IV.	OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date,

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since December 31, 2024, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)	save as disclosed in this circular, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

APPENDIX V	GENERAL INFORMATION

(c)	none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation); and

(d)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

V.	CONSENT OF EXPERT

At the Latest Practicable Date, Gram Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

The following is the qualification of Gram Capital, who has given its opinions or advice which are contained in this circular:

Name	Qualification

Gram Capital	A licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO

As at the Latest Practicable Date, Gram Capital (i) did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, and (ii) did not have any direct or indirect interest in any assets which have been, since December 31, 2024, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to any member of the Group.

VI.	MATERIAL ADVERSE CHANGE

The Directors confirm that there was no material adverse change in the financial or trading position of the Group since December 31, 2024, the date to which the latest published audited consolidated financial statements of the Group were made up, and up to the Latest Practicable Date.

VII.	DOCUMENTS ON DISPLAY

Electronic copy of the following document will be published on the websites of the Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the AGM:

•	the Subscription Agreement.

NOTICE OF THE ANNUAL GENERAL MEETING

Kingsoft Cloud Holdings Limited

金 山 雲 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC at 10:00 a.m. Hong Kong time on June 9, 2025 for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 9, 2025):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Zou Tao as an executive Director.

3.	To re-elect Mr. Lei Jun as a non-executive Director.

4.	To re-elect Mr. Yu Mingto as an independent non-executive Director.

5.	To re-elect Mr. Wang Hang as independent non-executive Director.

6.	To authorize the Board to fix the remuneration of the Directors.

7.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2025.

NOTICE OF THE ANNUAL GENERAL MEETING

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Shares) and to sell and/or transfer Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Shares or rights to acquire Shares;

(iii)	the vesting or exercise of restricted shares and RSUs granted or to be granted (if and where applicable) pursuant to the 2013 Share Award Scheme, the 2021 Share Incentive Plan or any other share incentive scheme or similar arrangements as adopted from time to time;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend scheme or similar arrangement providing for the allotment of Shares (including the sale and/or transfer of any Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued shares (excluding any treasury shares, if any) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

NOTICE OF THE ANNUAL GENERAL MEETING

9.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Hong Kong Stock Exchange for this purpose, respectively, provided that the total number of Shares and/or ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

10.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions no. 8 and no. 9 of this notice, the general mandate referred to in the resolution no. 8 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Shares out of treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution no. 9 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

NOTICE OF THE ANNUAL GENERAL MEETING

11.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	the subscription agreement dated April 16, 2025 (the “Subscription Agreement”) (a copy of which has been produced to the meeting marked “A” and signed by the chairman of the meeting for the purpose of identification) entered into between the Company as the issuer and Kingsoft Corporation Limited as the subscriber (the “Subscriber”) in relation to the issue of 69,375,000 ordinary Shares (the “Subscription Shares”) of the Company at the subscription price of HK$5.83 each and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

(b)	subject to and conditional upon the listing committee of the Hong Kong Stock Exchange having granted the listing of, and permission to deal in, the Subscription Shares, the directors of the Company (the “Director(s)”) be and are hereby granted with a specific mandate (the “Specific Mandate”) which shall entitle the Directors to exercise all the powers of the Company to allot and issue the Subscription Shares to the Subscriber, on and subject to the terms and conditions of the Subscription Agreement entered into between the Company and the Subscriber, provided that the Specific Mandate shall be in addition to, and shall not prejudice nor revoke any general or specific mandate(s) which has/have been granted or may be granted from time to time to the Directors prior to the passing of this resolution; and

(c)	any one of the Directors be and is hereby authorised to do all such acts and things, to sign and execute such documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he/she considers necessary, appropriate, desirable and expedient for the purposes of giving effect to or in connection with the Subscription Agreement and the transactions contemplated thereunder including the allotment and issue of the Subscription Shares under the Specific Mandate, and to agree to such variation, amendments or waiver or matters relating thereto (including any variation, amendments or waiver of such documents or any terms thereof, which are not fundamentally different from those as provided for in the Subscription Agreement) as are, in the opinion of such Director, in the interest of the Company and the Shareholders as a whole.”

NOTICE OF THE ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADSs RECORD DATE

The Board has fixed the close of business on May 9, 2025, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 9, 2025, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through CCASS shall not bear any voting rights at the Company’s general meeting(s).

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.ksyun.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of the ADSs) and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 7, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, May 9, 2025